UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

VimpelCom and Global Telecom enter agreement to sell their operations in Zimbabwe

Amsterdam (November 18, 2015) - VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading international provider of telecommunications services headquartered in Amsterdam, today announced that its 51.9% owned subsidiary, Global Telecom Holding S.A.E. (“GTH”), has entered into an agreement with ZARNet (Private) Limited to sell its stake in Telecel International Limited for $40 million. Telecel International owns 60% of Telecel Zimbabwe (Pvt) Ltd. Transfer of ownership to ZARNet will occur after customary conditions are satisfied.

ZARNet is wholly owned by the Government of the Republic of Zimbabwe through the Ministry of Information & Communication Technology, Postal and Courier Services.

Disclaimer

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts, and include statements regarding the ability to complete, the expected timing of completion and the related potential benefits of the transaction described above. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, the possibility that the transaction may not materialize as expected or at all. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this release are made as of the date hereof, and GTH expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this release.

About VimpelCom

VimpelCom, an international telecoms company operating in 14 countries and headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 740 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2015 VimpelCom had 217 million mobile customers and 5.8 million fixed-line broadband customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP).

For more information follow us on Twitter @VimpelCom or visit our blog blog.vimpelcom.com or website http://www.vimpelcom.com

About Global Telecom Holding

GTH, which is 51.9% owned by VimpelCom Limited, is a leading international telecommunications company operating mobile networks in high growth markets in Africa and Asia, having a total population under license of approximately 408 million as of September 30, 2015. GTH operates mobile networks in Algeria (“Djezzy”), Pakistan (“Mobilink”), and Bangladesh (“Banglalink”). GTH reached more than 84 million customers as of September 30, 2015. GTH is traded on the Egyptian Exchange under the symbol (GTHE.EY), and on the London Stock Exchange, its GDRs are traded under the symbol (GLTD:LI). For more information visit: http://www.gtelecom.com

Contact information

Investor Relations

VimpelCom Ltd.

Bart Morselt / Remco Vergeer

ir@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Media and Public Relations

VimpelCom Ltd.

Neil Moorhouse / Artem Minaev

Tel: +31 20 79 77 200 (Amsterdam)

pr@vimpelcom.com

Global Telecom Holding

Ola Tayel

ir@gtelecom.com

Tel: + 20(2) 2461 8640 (Cairo)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: November 18, 2015

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel